SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$ 0.64/share (Bovespa)
NETC: US$ 2.06/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 1.76/10 shares (Latibex)
Total Shares: 2,028,855,530
Market Value: US$ 1,298.5 million
Closing Price: 03/08/04

Second Quarter 2004 Financial Results

São Paulo, August 3, 2004 –Net Serviços de Comunicação S.A. (Bovespa: PLIM4 and PLIM3; Nasdaq: NETC; and Latibex: XNET), the largest Pay-TV multi-service operator in Latin America, an important provider of bi-directional broadband Internet access (Vírtua), multimedia, and data communication services for corporate networks, announces today its earnings results for the second quarter of 2004 (2Q04).

The following financial and operating information, except where otherwise stated, is presented in U.S. GAAP on a consolidated basis.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights (US$ million)	2Q04	1Q04	Var.(%) 2Q04x1Q04	6M04	6M03	Var.(%) 6M04x6M03

Net Revenues	115.9	114.9	0.8%	230.8	182.7	26.3%
EBITDA	29.9	31.8	(5.7%)	61.7	43.6	41.4%
EBITDA Margin	25.8%	27.6%		26.7%	23.9%
EBIT	13.8	16.4	(15.8%)	30.2	12.7	137.8%
Net Income (Loss)	(24.6)	(15.0)	64.2%	(33.4)	8.4	n.m.
Net Debt	232.7	261.9	(11.2%)	232.7	311.3	(25.2%)
Net Debt / EBITDA (LTM)	1.92	2.30	-	1.92	5.60	-

Operating Highlights

Pay-TV subscriber base (thousands)
- Connected subscribers	1,379.9	1,364.5	1.1%	1,379.9	1,318.9	4.6%

Churn Rate – LTM	14.1%	13.6%	-	-	-	-

Pay-TV ARPU (US$/subscriber) (a)	31.11	31.41	(1.0%)	31.24	25.91	20.6%

Broadband subscriber base	131,407	113,008	16.3%	131,407	63,537	106.8%
Vírtua subscribers/Pay-TV subscriber base	9.5%	8.3%	-	9.5%	4.9%	-
Vírtua subs./Bi-directional subscriber base	35.1%	29.4%	-	35.1%	14.8%	-

Churn Rate – LTM	11.4%	10.9%	-	-	-	-

Broadband ARPU (US$/subscriber) (b)	21.17	21.23	(0.3%)	21.14	20.16	4.9%

Number of Optical Nodes – Total	2,859	2,863	(0.1%)	2,859	2,847	0.4%
Number of Optical Nodes – Bi-directional	1,114	1,114	0%	1,114	1,082	3.0%
Homes Passed (thousands)	6,529	6,600.8	(1.0%)	6,529	6,549	(0.3%)

Total Corporate Network Stations	4,956	4,957	-	4,956	4,691	5.6%
- Company-owned	1,163	1,053	10.4%	1,163	1,314	(11.5%)
- Third Party	3,793	3,904	(2.8%)	3,793	3,377	12.3%

Number of employees	3,281	3,214	2.1%	3,281	2,964	10.7%

(a)	Monthly Pay-TV Gross revenues (excluding sign-in and hook-up revenues) per average connected subscriber in the period.
(b)	Monthly Broadband Gross revenues (excluding sign-in and hook-up revenues) per average connected subscriber in the period.

Average exchange rate rose 4.9% from R$ 2.90/US$ in 1Q04 to R$ 3.04/US$ in 2Q04, herein referred as “Real Depreciation”. End period exchange rate increased 6.8% from R$ 2.91/US$ in 2Q04 to R$ 3.11/US$.

  Net Revenues1 totaled US$ 115.9 million in comparison to US$ 114.9 million recorded in the previous quarter, an increase of 0.8%. This growth occurred due to the following factors: (i) increase on Pay-Per-View revenues, (ii) increase in monthly fees for part of the Pay TV subscribers’ base and (iii) an increase in Pay-TV and Broadband subscriber base. The growth in Net Revenues was partially offset by the Real Depreciation, as in the Brazilian Corporate Law “BR GAAP”, Net Revenues grew by 5.2%.

____________________________________
1. BR GAAP: Net Revenues were R$ 350.9 million, a 5.2% increase over R$ 333.5 million in 1Q04.

Contacts:	Marcio Minoru Miyakava	Rodrigo de Macedo Alves
	(+55 11) 5186-2811	(+55 11) 5186-2637
	minoru@netservicos.com.br	rodrigo.alves@netservicos.com.br

  Consolidated EBITDA1 reached US$ 29.9 million, a 5.7% decrease compared to the US$ 31.8 million recorded in the previous quarter. This decrease is due to Real Depreciation, since in BR GAAP Consolidated EBITDA reached a record high in the Company’s history with a 3.5% increase compared to the prior quarter. This performance occurred as a consequence of a general operating improvement, once the Company posted higher sales in all its business segments and has also maintained operating costs under control. EBITDA Margin dropped 180 basis points, from 27.6% to 25.8%, due to higher costs related to sales of pay-per-view packages.

  Operating Income (EBIT)2 ended the quarter at US$ 13.8 million, a 15.8% drop over the US$ 16.4 million posted in 1Q04, as a consequence of the Real Depreciation. In BR GAAP, this was also the highest EBIT ever reported, 8.9% higher than the result recorded in 1Q04, following the implementation of key improvements to the Company’s operations, resulting in recurring superior performance in churn management, subscriber retention, in sales channels execution and continuous cost control.

  Net Debt dropped by 11.2% compared to the 1Q04 ending the quarter with US$ 232.7 million, mainly due to the 6.8% Real Depreciation in the quarter that impacts the Company’s real denominated debt and also due to the increase of our cash position.

  Pay-TV ARPU (Total Gross revenue excluding sign-in and hook-up revenues divided by the average number of connected subscribers) reached US$ 31.11, a 1% decrease in comparison to the US$ 31.41 posted in the previous quarter. The Real Depreciation has offset monthly-fees readjusted by the IGP-M inflation rate in June, for approximately 60% of the subscriber base and the higher PPV revenues related to the Brazilian Soccer Championship sales.

  Broadband ARPU (Total gross revenue excluding sign-in and hook-up revenues divided by the average number of connected subscribers) dropped 0.3% in the quarter reaching US$ 21.17, versus the US$ 21.23 recorded in the 1Q04. The non-recurring revenue provided by the payment of communication link by Internet Service Providers, was offset by the Real Depreciation.

  Net Loss3 rose from US$ 15.0 million to US$ 24.6 million (or US$ 0.01 per share). Higher losses mainly reflect the Real Depreciation, since in Corporate Law there was a decrease in Net Loss. Accumulated Net Loss was lower in the first half of 2003 against same period of 2004, solely on the grounds of the positive effect of the Real appreciation in 2Q03, once the Company’s operating performance has been consistently improving during the last six months.

OPERATING PERFORMANCE

PAY-TV

  The Company registered the fourth consecutive quarter of subscriber base growth, ending this quarter with 1,379.9 thousand connected subscribers, an increase of 1.1% compared to the 1,364.5 thousand-subscriber base recorded in 1Q04. The consistent subscriber base growth was fueled by the sounder sales policy adopted by the Company, based on our marketing strategy to maintain NET as a reference for Pay-TV services.

_____________________________
2.	BR GAAP: EBITDA was R$ 93.7 million, 3.5% higher than the R$ 90.5 million recorded in 1Q04.
3.	BR GAAP: EBIT was R$ 31.2 million, 8.9% higher than the R$ 28.6 million recorded in 1Q04.
4.	BR GAAP: Net Loss totaled R$ 76.7 million, a 1.4% drop against R$ 77.8 million recorded in 1Q04.

  Gross sales reached 75.4 thousand sales, up 17.1% in relation to 1Q04, returning to the 4Q03 gross sales level; and about 45% higher than the 52.1 thousand sales presented on 2Q03. As mentioned in the previous quarter’s press release, that was a seasonal drop, as the beginning of the year concentrates taxes and school material expenses, what impact family budgets.

  Churn rate in the last 12 months increased slightly in comparison to the 13.6% recorded in 1Q04, reaching 14.1%, due to a small reduction in the retention efficiency index obtained by the retention islands. However, this churn rate is still at an acceptable level for the Company, given its business characteristics.

  Voluntary disconnection requests accounted for 10% of the total. Of these, disconnections due to subscriber relocation to other cities or areas not covered by our cable network dropped from 28% to 25% and personal or financial reasons dropped from 16% to 10% in the quarter.

  Subscriber retention and reversion initiatives continue to present positive results, regarding both lower churn rates and improved subscriber satisfaction. Subscriber retention efficiency in the quarter accounted for 66% of total disconnection requests, versus the 70% recorded in the previous quarter. This drop can be considered natural, since in this business, this ratio is considered high.

  Subscriber base mix in the quarter presented a decrease in the Advanced package subscribers versus the previous quarter, from 46.7% to 46.1%. Subscribers from the Plus package also decreased from 9.3% to 8.8%; and the Standard package dropped from 9.1% to 8.9%. On the other hand, Master subscriber base recorded an increase from 27.8% to 29.0%, and the Conexão (Connection) package mix, designed exclusively for Vírtua subscribers, increased from 2.4% in 1Q04 to 2.8% in 2Q04.

  Regarding PPV, the 2004 Brazilian Soccer Championship is presenting higher sales volumes for both packages and single games in comparison to the same period of 2003. While in the first half of 2003 the “Brasileirão” recorded sales of 94 thousand, including full packages and single games, 96 thousand sales were already made in the same period of 2004. It is worth mentioning that the number of sales by round is even better, since that the 2004 Championship began in April, while in 2003 the tournament began in March.

BROADBAND

  Even with increased competition in the Broadband market, the subscriber base maintained its growth rate. Since the product re-launch in 2003, Vírtua subscriber base is growing over 15% on a quarterly basis, posting over 9 thousand sales/month for the second consecutive quarter.

  One of the main drivers for such operating performance was the launch of a new marketing campaign for Vírtua during 1Q04. Open media and direct subscriber communication channels aimed to advertise the benefits of the product. Among those, the main highlights are untied phone lines and access to specific broadband contents, which have been continuously improved.

  Other important drivers to highlight are the extension of the promotion making cable modem available under a free-lease agreement and the sales partnership with Internet Service Providers. Through this new model, Internet providers can also sell Vírtua through their call centers.

  As a result, gross sales in the quarter totaled 27.4 thousand new subscribers; slightly bellow the 28.0 thousand new subscribers recorded in the previous quarter. Subscriber base rose 16.3%, ending the quarter with 131,407 subscribers in comparison to the 113,008 subscriber base recorded in 1Q04. Despite the Gross Sales drop, this base figure is in line with the Company’s guidance.

  Broadband churn rate in the last 12 months presented a slight increase from 10.9% in 1Q04 to 11.4% this quarter. The unification of the billing system explains this increase, as during the migration the Company identified a small number of subscribers in process of disconnection that were still in the subscribers base. Even though, this level is very favorable and demonstrates that the Company managed to maintain its service quality, despite of subscriber base growth.

  Broadband subscriber base mix presented an increase of 128 kbps subscribers, from 53.6% in 1Q04 to 54.8% this quarter. Connected Pay-TV subscriber base penetration in a bi-directional area reached 35.1%, in comparison to the 29.4% penetration in 1Q04.

CALL CENTER PERFORMANCE

Performance Index	December-03			March-04			June-04

	SP	RJ	POA	SP	RJ	POA	SP	RJ	POA
-Average Awaiting Time	1'04"	15"	7"	16"	18"	14"	13"	9"	6"
-% of Answered Calls	85%	97%	94%	93%	99%	95%	97%	98%	97%

  In its third quarter of operations, the new call center is already performing satisfactorily for the Company’s standards. Answered calls accounted for more than 95% of the total and average waiting time was below 15 seconds, what also helped the Company to achieve positive results regarding subscriber satisfaction, as shown by a research made during 2Q04.

CORPORATE NETWORK

  The corporate network segment ended the quarter stable with 4,956 thousand stations. In comparison to the previous quarter, company-owned stations increased 10.4% and third-party stations decreased by 2.8%, totaling 1,163 and 3,793 respectively.

  The installation of new workstations for large telecommunications companies and to other corporate clients, the installation of monitoring and controlling systems, and also some pioneer projects that are being developed by Vicom are the highlights the quarter.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN	2Q04	1Q04	4Q03	3Q03	2Q03

Gross Revenues	100%	100%	100%	100%	100%
Subscription	83.3%	86.0%	84.8%	85.8%	86.1%
Hook-up	1.6%	1.2%	1.6%	1.6%	1.9%
Pay Per View	3.5%	2.3%	3.7%	3.5%	3.4%
Corporate Networks	3.4%	3.2%	4.2%	3.8%	3.6%
Vírtua	5.5%	4.6%	4.0%	3.5%	3.4%
Others*	2.7%	2.6%	1.8%	1.9%	1.7%

*	Includes, among others, revenues from Programming Guide, Technical Assistance and Rental of Network

  Gross Revenues1 reached US$ 140.6 million, stable with the previous quarter. This stability is due to Real Depreciation, since in Reais, Gross Revenues increased by 4.4%, due to higher PPV revenues following the monthly booking of revenues related to sales of the Brazilian Championship packages, as well as higher subscriber base and monthly fee readjustments in June. Gross revenues were comprised as follows:

________________________________
5	BR GAAP: Gross Revenues was R$ 426.6 million, a 4.4% increase versus R$ 408.8 million of 1Q04.

1. Pay-TV subscription revenues1 totaled US$ 117.1 million, versus US$ 121.1 million registered in the previous quarter, a 3.3% decrease in the period. The increase brought by the subscriber base growth (around 0.9% on a quarterly comparison) and by the positive impact of the monthly fees readjustment by the IGP-M inflation rate (General Market Price Index) in June, for subscribers located at the Rio de Janeiro and São Paulo Regions, who correspond to 60% of the total subscriber base was totally offset by the Real Depreciation.

2. Average hook-up revenue (per new subscriber) remained fairly stable in the quarter at US$ 30.27.

3. Pay-Per-View revenues in the quarter reached US$ 5.0 million, a 53.4% increase in comparison to the US$ 3.3 million recorded in the 1Q04. This increase is explained by the seasonal effect of the beginning of the booking of Brazilian Soccer Championship revenue, which should continue until the end of the championship in December.

4. Broadband revenues2 rose 21.7%, reaching US$ 7.8 million versus US$ 6.4 million posted in 1Q04, with the 16.3% increase of the subscriber base during the quarter being the main reason for such performance, and to a lesser extent, due to the non-recurring payment for the communication link by internet service providers.

5. Corporate Network revenues reached US$ 4.8 million in 2Q04, 5.5% up compared to the US$ 4.5 million recorded in 1Q04. Higher Vicom revenues are related to larger engineering services regarding installation of Hubs and new network stations for telecommunications companies, besides higher revenues from satellite communication services. Improved service revenues for these areas were partially offset by lower field services revenues and the Real Depreciation.

  Services and Other Taxes, that includes taxes and cancellations, closed the quarter at US$ 24.8 million, a 4.2% decrease in relation to previous quarter. This drop is due to the Real Depreciation, since in Corporate Law, Services and Other Taxes remained stable.

  Due to the increase in PPV revenues and Pay-TV and Broadband subscriber base, Net Revenues ended the quarter with US$ 115.9 million, a 0.8% increase compared to US$114.9 million recorded in the previous quarter. The Real Depreciation has mitigated the increased revenues, as in Corporate Law Net Revenues recorded a 5.2% growth.

__________________________
6	BR GAAP: Pay-TV subscription revenues reached R$ 357.8 million in 2Q04 compared to R$ 353.0 million in 1Q04.
7	BR GAAP: Broadband revenues was 27.5% higher than R$ 18.9 million presented in 1Q04, totaling R$ 24.1million this quarter.

COSTS & EXPENSES /NET REVENUES	2Q04	1Q04	4Q03	3Q03	2Q03

Net Revenues	100%	100%	100%	100%	100%
Direct Operating Expenses	52.4%	51.4%	53.1%	55.5%	55.5%
Programmers and Royalties	33.1%	31.1%	32.3%	34.0%	34.1%
Network Expenses	6.0%	7.5%	7.0%	7.4%	6.8%
Customers Relations	1.3%	1.3%	1.6%	1.5%	2.0%
Payroll and Benefits	4.9%	5.0%	5.4%	6.0%	6.1%
Other costs	7.2%	6.4%	6.8%	6.7%	6.6%
Selling, General and Admin.	21.8%	21.0%	21.8%	18.5%	20.3%
Selling	5.1%	4.3%	5.3%	3.7%	3.2%
General & Administrative	14.4%	15.2%	14.9%	13.1%	14.3%
Bad debt expense	1.6%	2.1%	1.6%	1.2%	1.2%
Goodwill impairment	0.0%	0.0%	0.0%	0.0%	0.0%
Other	0.6%	-0.5%	0.1%	0.6%	1.6%
EBITDA	25.8%	27.6%	25.1%	26.0%	24.2%

  Direct Operating Expenses1 were 2.8% higher than the US$ 60.7 million recorded in the previous quarter, reaching US$ 60.7 million in 2Q04, partially benefiting from the Real Depreciation. The breakdown of these costs is detailed bellow:

1. Programming and Royalties costs increased 7.2%, reaching US$ 38.3 million compared to US$ 35.7 million recorded in the previous quarter. The beginning in April of monthly booking of programming costs related to the Brazilian Soccer Championship, and to a lesser extent, the greater subscriber base are accountable for these increased costs.

2. Network Expenses recorded a US$ 1.7 million reduction, totaling US$ 6.9 million in the quarter. The lower expenses are explained by the agreement set with the electric power company for the São Paulo operation that reduced pole rent costs, a part of it being retroactive for 1Q04.

3. Customer Relations and Payroll and Benefits Expenses remained fairly stable in the quarter at US$ 1.5 million and US$ 5.6 million, respectively.

4. Other Operating Expenses, including third-party services and Vírtua link, recorded a 13.5% increase, reaching US$ 8.3 million, in comparison to the US$ 7.3 million recorded in the previous quarter, mainly due to more contracted bandwidth for Vírtua link following the subscriber base increase. In addition, the Tax Collection and Distribution System Main Office (ECAD) expenses increased, due to estimated readjustments for 2004.

  Selling, General and Administrative Expenses (SG&A) totaled US$ 25.3 million, 4.6% higher compared to US$ 24.2 million recorded in the previous quarter, being benefited by the Real Depreciation, as in Corporate Law SG&A expenses grew by 9.0%. This result is comprised of the following:

1. Selling Expenses1 was the main reason for higher SG&A expenses. It presented a 19.7% increase when compared to the US$ 4.9 million recorded in the 1Q04, reaching US$ 5.9 million in 2Q04. This increase was mainly due to higher marketing and advertising expenses on special campaigns regarding Valentine’s Day and Mother’s Day. Additionally, the Company launched a new marketing strategy to attract new subscribers interested in the Olympic Games, which includes special TV programs to be broadcasted on a Globosat dedicated sports channels. Vírtua campaign, which was initiated in 1Q04, was kept during this quarter and also contributed to the increase in selling expenses.

___________________________
8	BR GAAP: Direct operating expenses were R$ 180.6 million in 2Q04 compared to R$ 172.8 million in 1Q04.
9	BR GAAP: S&A reached R$ 18.0 million in 2Q04, A 25.2% growth compared to R$ 14.4 million in 1Q04.

2. General and Administrative Expenses went down 4.1% totaling US$ 16.7 million. This decrease is due to Real Depreciation, since, in Corporate Law, G&A Expenses remained fairly stable, demonstrating that these expenses, which includes payroll and benefits, consulting, financial advisory and computer software maintenance expenses, are under tight control.

3. Bad Debt Expenses decreased by 22.0%, from US$ 2.4 million in 1Q04 to US$ 1.9 million. This result is due to the reversion of loss provisions for a Vicom corporate client past-due receivables for over 180 days. As these were settled during this quarter, the Company was able to revert this provision.

4. Other SG&A Income (Expenses) were negative US$ 0.7 million in the quarter versus a positive US$ 0.6 million result in the previous quarter. This variation is a result of higher provisions for fiscal contingencies during the quarter, regarding the Value-Added Tax (ICMS) owed to the States for some Vírtua operations.

  Consolidated EBITDA1 reached US$ 29.9 million, a 5.7% decrease in comparison to the US$ 31.8 million recorded in the previous quarter. This decrease is due to Real Depreciation, since in BR GAAP Consolidated EBITDA reached a record high in the Company’s history with a 3.5% increase in comparison to the prior quarter. This performance occurred as a consequence of a general operating improvement, once the Company posted higher sales in all its business segments and has also maintained operating costs under control. EBITDA Margin dropped 180 basis points, from 27.7% to 25.8%, due to higher costs related to sales of pay-per-view packages.

1. Pay-TV EBITDA was of US$ 26.0 million, 11.1% below compared to the US$ 29.2 million posted in 1Q04. The increase of monthly fee revenues, subscriber base and PPV sales of the Brazilian Soccer Championship were offset by the Real Depreciation, higher programming costs and advertising and marketing expenses, which were higher due to the aforementioned programming costs related to the “Brasileirão” and intensified marketing initiatives.

2. Broadband EBITDA increased from US$ 2.1 million to US$ 3.0 million. The greater subscriber base and non-recurrent revenues from ISPs recorded during the quarter were the drivers for this EBITDA growth.

3. Corporate Network EBITDA reached US$ 0.9 million, a 100.0% increase compared to the US$ 0.4 million recorded in 1Q04. The addition of new accounts and the execution of new projects were responsible for this improvement.

  Depreciation and Amortization expenses increased from US$ 15.4 million in 1Q04 to US$ 16.4 million this quarter. The growth in Depreciation and Amortization was partially offset by the Real Depreciation, as in BR GAAP this line remained practically stable.

  Operating Income (EBIT) ended the quarter at US$ 13.8 million, 15.8% lower than the US$ 16.4 million posted in 1Q04, as a consequence of the Real Depreciation. In Corporate Law, this was the highest EBIT ever reported, 8.9% higher than 1Q04’s, following the implementation of key improvements on the Company’s operations, resulting in recurring superior performance in churn management and client retention, and also in sales channels execution and continuous cost reduction initiatives.

________________________
10

As calculated by us, EBITDA represents the sum of: (a) net income (loss); (b) minority interests in results of consolidated subsidiaries; (c) equity in earnings (i.e., companies in which we have between a 20% and 50% equity interest) net; (d) cumulative effect of accounting change; (e) income tax benefit (expense); (f) other non-operating expenses, net; (g) financial income; (h) financial expenses; (i) monetary indexation, net; (j) loss on exchange rate, net; (k) loss on write-down of equipment; (l) unusual charges and (m) depreciation and amortization. We present EBITDA in this press release because we believe EBITDA is a standard financial statistic commonly reported and widely used by analysts and other interested parties in the pay-TV industry. EBITDA should not be considered in isolation or as a substitute for net income or loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because EBITDA is not determined in accordance with U.S. GAAP, EBITDA as calculated and reported by other companies may not be comparable to EBITDA as calculated and reported by us.

NET FINANCIAL RESULT

US$ Thousand	2Q04	1Q04	4Q03	3Q03	2Q03

Net Financial Result	(42,418)	(27,958)	(36,655)	(33,587)	13,195

Monetary indexation, net	(1,906)	(1,095)	(6,035)	(1,252)	3,361
Loss on exchange rate, net	(22,082)	(1,800)	2,202	(5,037)	32,712
Financial expenses	(20,397)	(23,742)	(13,563)	(26,240)	(14,354)
interest and charges debt	(12,313)	(14,606)	(958)	(16,837)	(11,087)
arrears and fine interests	(5,978)	(6,051)	(5,084)	(3,220)	(3,051)
interest financial expenses others	(2,106)	(3,085)	(7,521)	(6,183)	(216)
Other Financial expenses	(3,075)	(5,022)	(22,952)	(4,150)	(9,529)
Financial income	5,041	3,700	3,693	3,091	1,005

Other (non operating)	(81)	270	(1,034)	188	(265)

  Net Financial Result1 recorded a negative US$ 42.4 million, versus a negative US$ 27.9 million in the previous quarter. This result was the product of the:

1. Monetary indexation, net recorded a negative US$ 1.9 million, in compared to a negative US$ 1.1 million recorded in the previous quarter, following the higher IGP-M (General Market Price Index) of 3.7% in 2Q04, versus 2.7% in 1Q04.

2. Loss on Exchange Rate, net recorded a negative US$ 22.1 million, a significant increase in comparison to the negative US$ 1.8 million in 1Q04, as a consequence of the 6.8% Real Depreciation during the quarter, which impacted our US dollar denominated debt by the end of the 2Q04.

3. Interest Expenses2 dropped 15.7% in the quarter, totaling US$12.3 million compared to the US$ 14.6 million recorded in the previous quarter, due to the reversion of income taxes over Multicanal Senior Guaranteed Notes interest on its due date, June 18, 2004.

4. Other Financial Expenses totaled US$ 3.1 million in the quarter against US$5.0 million in 1Q04, due to the reversion of IOF (Tax on Financial Operations) over some inter-company financial operations after their maturities.

5. Financial Income reached US$ 5.0 million in the quarter, 36.2% higher than the US$ 3.7 million posted in the previous quarter. This increase can be explained by higher income by its financial assets and by the recognition of accrued credits under the new Cofins (Tax for Social Security Financing) collection legislation.

  Income tax benefit was positive US$ 2.6 million compared to a negative US$ 3.2 million in the previous quarter. This result refers to deferred tax benefits related to accumulated losses, different accounting principles and provisions in subsidiaries that became profitable this quarter, once, according to the Brazilian Corporate Law, these benefits can only be booked once the company expects to actually be able to enjoy these benefits, i.e., when it becomes profitable.

  Net Loss rose from US$ 15.0 million to US$ 24.6 million (or US$ 0.01 per share). Such result is due to the Real Depreciation, since in Corporate Law, Net Loss was reduced. Accumulated Net Loss was lower in the first half of 2003 against the same period of 2004, solely on the ground of the positive effect of the Real appreciation in 1H03, once the Company’s operating performance is constantly improving.

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11	Net Financial Result = Monetary indexation, net + Loss on exchange rate, net + Debt Financial Expenses + Other Financial Expenses + Financial Income
12	Debt Financial expenses include interest over debt, charges and arrears interest over debt, interest on payable to suppliers and tax contingencies.

Debt, Capitalization and Cash

	2Q04	1Q04	2Q03

Short Term Debt	329,238	349,426	348,056

Commercial loans (in US$)	38,918	24,910	35,134
Commercial loans (in R$)	34,570	51,890	37,305
Current portion of long-term debt	255,749	272,626	275,617
Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	72,300
International Finance Corporation	-	11,681	11,681
Eximbank	-	-	2,453
Convertible Debentures 1999 (R$-denom.)	14,915	15,267	14,841
Debentures 2001 (R$-denom.)	62,796	67,091	67,946
Other long-term debt (R$ - denom.)	8,045	8,595	8,705

Long Term Debt	-	-	-

Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	72,300
International Finance Corporation	-	11,681	11,681
Eximbank	-	-	2,453
Convertible Debentures 2006 (R$-denom.)	14,915	15,267	14,841
Debentures 2001 (R$-denom.)	62,796	67,091	67,946
Other long-term debt (R$ - denom.)	8,045	8,595	8,705
Current portion of long-term debt	(255,749)	(272,626)	(275,617)

Total Debt	329,238	349,426	348,056

Cash	96,504	87,499	36,703

Net Debt	232,734	261,927	311,353

US dollar-denominated debt	194,902	206,583	219,260
	59.2%	59.1%	63.0%
Brazilian real-denominated debt	134,336	142,843	128,796
	40.8%	40.9%	37.0%

  In May 2004, Globopar, controlling shareholder and loan guarantor of the International Finance Corporation – IFC loan, settled the amount to be paid by the Company to the institution. Therefore, Globopar assumed the debt due to IFC and this amount is now recorded as “Due to Related Companies” instead of “Short Term Loans”. However, the Company still has to fulfill the original clauses of the agreement.

  Therefore, consolidated Total Debt amounted to US$ 329.2 million by the end of 2Q04, a 5.8% decrease compared to the US$ 349.4 million recorded in 1Q04. This decrease in Total Debt is explained by the 6.8% Real Depreciation during the quarter. Total debt in Corporate Law – “BR GAAP” increased by 5.0% in the period, following the impact of the Real depreciation on US dollar denominated debt and, to a lesser extent, by charges and arrears interest over past due debt.

  Due to the FX rate performance and Globopar’s assumption of the IFC debt, the proportion of US Dollar denominated debt remained stable at 59.2% of total debt.

  Cash position reached US$ 96.5 million by the end of 2Q04, a 10.3% increase compared to the US$ 87.5 million posted in 1Q04. However, the Company has over US$ 32.8 million of cash expenses foreseen on the 2003 and 2004 cash budgets that haven’t taken place yet. Therefore, after the payment of all foreseen liabilities, the Company’s net cash position would total US$ 64 million (R$ 200 million).

  Net Debt decreased by 11.1% in comparison to 1Q04, totaling US$ 232.7 million by the end of the quarter, mainly due to the 6.8% Real devaluation in the quarter that impacts the Company’s Real denominated debt and also due to the increase of our cash position.

  Both “Short Term Loans” and “Due to Related Companies” will be included in the capital restructuring plan. Therefore, total debt as of June 30, 2003, for this purpose, was R$ 1,496.2 million, and excluding charges and penalties totaling R$ 106.9 million, total debt would be R$ 1,389.4 million.

US$ Million	2004	Total

US dollar-denominated debt	208.9	208.9

- Senior Guaranteed Notes	97.7	97.7
- Syndicate - Net Sul Notes	72.3	72.3
- Eximbank	2.5	2.5
- Trade Finance	15.5	15.5
- Commercial Loans (in US$)	21.0	21.0

Brazilian real-denominated debt	120.3	120.3

- Convertible Debentures - 1999	14.9	14.9
- Debentures - 2001	62.8	62.8
- Commercial Loans (in R$)	42.6	42.6

Total Gross Debt	329.2	329.2

- Globopar	13.0	13.0

Debt to be restructured	342.2	342.2

  During 2Q04, average weighted cost of debt denominated in Reais was 19.0% per annum and US dollar denominated debt costs were 8.8% per annum plus FX variation.

  There was no principal and interest amortization during the quarter, due to of the Company’s decision taken at the end of 2002 to reevaluate the Company’s cash flow on a daily basis while it pursuits an adequate capital structure. Therefore, the whole debt remained classified as short-term liabilities until the end of 2Q04.

  All charges and arrears interest over past due debt are booked in the financial statements as of 2Q04.

  As announced on the Relevant Notice disclosed on June 27, 2004, the Company and its creditors represented approximately 70% of the debt have signed Commitment Letters determining the terms and conditions to be implemented pursuant to the Company’s capital restructuring plan. The Company is confident that this level of acceptance by its creditors, at the current stage, eases the successful completion of the Plan, once the majority of the remaining 30% are Multicanal Senior Guaranteed Notes holders. Many of these holders had already indicated that they will adhere to the plan, but are waiting for the Exchange Offer to be distributed by the custodian, after being approved by SEC – Securities and Exchange Commission.

  This concludes an important step that began on December 2, 2002, when the Company announced that it intended to seek an adequate capital structure to balance the Company’s cash generation capability, considering its business maturity curve, and the needs of each of its creditors.

  According to the capital restructuring plan set with its creditors, assuming that the restructuring be executed under the terms defined in the Commitment Letter and that it has the adhesion of 100% of its creditors, the Company believes that it may convert into shares up to R$ 580.0 million of its R$ 1,389.4 million of total debt. This amount excludes the possible conversion of subordinated debt into shares in the future. Hence, the Company would have a senior debt of approximately R$ 730.0 million and a convertible subordinated debt of approximately R$ 79.4 million. The Company estimates that about 60% of total debt would then be denominated in Reais.

  The Plan foresees that all charges and arrears interest over past due obligations would be waived. In addition, the Company has committed to make the first interest payment, as soon as the new debt instruments are formally set. This payment will depend on the option chosen by the creditors, on the interest rate of these new instruments and on the period of accrual, which began on June 30, 2004, and that ends the day before the closing. After that, the payment will be made on a quarterly basis.

  Therefore, considering the estimated R$ 200 million cash position, after the payment of all obligations already assumed and not paid until this date, and the annualized 6 months EBITDA of R$ 345,4 million, the Gross Debt/EBITDA ratio would be 2.1x and e Net Debt/EBITDA ratio 1.5x, after the conclusion of the plan.

  Parallel to the Company’s capital restructuring, one of its controlling shareholders, Globopar, announced that is negotiating the sale of part of its interest in Net to Telmex. If this negotiation takes place, creditors would receive its credits in cash, instead of equity, as per the plan, and the Company would have an important strategic shareholder, with telecommunication expertise in order to even better develop its broadband and voice services strategy

  It is important to mention that the possibility of a new partner was discussed with creditors during the negotiation of the plan, and independently of the conclusion of the Globopar and Telmex negotiation, the Company would settle the capital structure issue.

Financial ratios	2Q04	1Q04	2Q03

EBITDA / Interest Expenses (LTM)	1.42	1.46	0.76
Net Debt / EBITDA (LTM)	1.95	2.30	5.60
Debt / (EBITDA + Financial Income) (LTM)	2.44	2.79	4.79

EBITDA (LTM) / Active Subscribers	US$ 87	US$ 83	US$ 42
EBITDA (LTM) / Number of Employees (000)	US$ 36	US$ 35	US$ 19
Net Revenues (LTM) / Active Subscribers	US$ 332	US$ 324	US$ 269
Net Revenues (LTM) / Number of Employees (000)	US$ 139	US$ 137	US$ 118

UPCOMING EVENTS

1. Conference Call – 2Q04 Financial Results

Date: August 5, 2004

Corporate Law (in Portuguese):
11 am (US Eastern Time)	Phone:	(+55 11) 2101-1490
	Replay:	(+55 11) 2101-1490
	Code:	Net Serviços
Internet live transmission: http://www.ir.netservicos.com.br

US GAAP (in English):
1 pm (US Eastern Time)	Phone:	(+1 973) 582-2706
	Replay:	(+1 973) 341-3080
	Code:	5032735 or Net Serviços
Internet live transmission: http://www.ir.netservicos.com.br

If you have any questions or statements, please email our IR Team - ri@netservicos.com.br before the beginning of the conference call. The questions will be answered during the conference call.

2. Public Presentations

São Paulo – APIMEC	Rio de Janeiro - APIMEC
Venue: APIMEC headquarters	Venue: Rio de Janeiro Stock Exchange

Rua São Bento, 545 - 5° andar	Praça 15 de Novembro, 20
Date: August 19, 2004-07-30	Date: August 20, 2004
Time: 8:30 am (São Paulo Time)	Time: 8:30 am (São Paulo Time)

3. Reporting Dates of Upcoming Events

3Q04	---> Date: November 5, 2004
4Q04	---> Date: March 8, 2005
1Q05	---> Date: May 3, 2005

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET´s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS	Unaudited

Net Serviços de Comunicação S.A.
Income Statemet	2Q04	1Q04	2Q03	6M04	6M03
US GAAP - (in US$ thousands)

Revenues
Subscriptions	117,078	121,133	106,900	238,211	194,485
Sign-on and hookup revenue, net	2,283	1,867	2,357	4,150	3,997
Gross sign-on and hookup fee revenue	1,166	1,291	1,521	2,458	3,011
Deferred sign-on and hookup fee revenue, net	1,116	576	836	1,692	985
Corporate Networks	4,776	4,525	4,422	9,301	7,979
Other services	16,487	13,265	10,535	29,752	18,916
PPV	4,986	3,250	4,206	8,236	7,194
Virtua	7,763	6,376	4,164	14,139	7,462
Others	3,738	3,639	2,165	7,377	4,260
Gross Revenues	140,624	140,790	124,213	281,414	225,377
Services and other taxes	(24,770)	(25,850)	(24,068)	(50,620)	(42,644)
Net Revenues	115,854	114,940	100,145	230,794	182,733

Direct Operating Expenses	(60,666)	(59,028)	(55,565)	(119,694)	(102,662)
Programming & Royalties	(38,323)	(35,733)	(34,102)	(74,057)	(62,796)
Network Expenses	(6,915)	(8,671)	(6,778)	(15,587)	(12,837)
Customers Relations	(1,463)	(1,526)	(1,965)	(2,989)	(3,426)
Payroll and Benefits	(5,623)	(5,752)	(6,089)	(11,375)	(11,200)
Other Costs	(8,341)	(7,346)	(6,631)	(15,687)	(12,403)
	-33.1%	(22,342)	-19.3%	-52.4%

Selling, General and Adminstrative Expenses	(25,257)	(24,157)	(20,337)	(49,415)	(36,438)
Selling	(5,913)	(4,941)	(3,167)	(10,854)	(4,763)
General & adminstrative	(16,719)	(17,425)	(14,324)	(34,144)	(26,656)
Bad Debt Expenses	(1,873)	(2,400)	(1,238)	(4,273)	(3,648)
Other income/ (expense), net	(752)	609	(1,608)	(144)	(1,371)

EBTIDA	29,392	31,756	24,243	61,684	43,633

Depreciation and Amortization	(16,382)	(15,439)	(16,002)	(31,821)	(30,186)
Depreciation	(16,238)	(15,265)	(15,428)	(31,503)	(28,922)
Amortization	(144)	(174)	(573)	(318)	(1,264)

Loss on write-down of equipment, net	249	76	(262)	328	(750)
Operating Income/(Loss)	13,798	16,392	7,979	30,192	12,697

Non-operating Expenses
Monetary indexation, net	(1,906)	(1,095)	3,361	(3,001)	3,754
Loss on exchange rate, net	(22,082)	(1,800)	32,712	(23,881)	42,849
Financial Expenses	(23,472)	(28,764)	(23,882)	(52,237)	(52,424)
interest and charges debt	(12,313)	(14,606)	(11,086)	(26,919)	(26,980)
arrears and fine interests	(5,978)	(6,051)	(3,051)	(12,028)	(5,184)
interest financial expenses others	(2,106)	(3,085)	(216)	(5,192)	(3,131)
other financial expenses	(3,075)	(5,022)	(9,529)	(8,099)	(17,129)
Financial Income	5,041	3,700	1,005	8,743	3,707
Other (non-operating)	(81)	270	(267)	189	(97)

Income/loss bef.tax, investees, min.ints.	(28,702)	(11,296)	20,908	(39,996)	10,486
Income tax benefit, net	2,646	(3,182)	(879)	(537)	(1,013)

Income/(loss) bef. Investees, min.ints.	(26,056)	(14,478)	20,029	(40,533)	9,473
Equity in earnings	1,433	(517)	326	916	(1,111)
Minority interests	-	-	-	-	-

Net Income/(Loss)	(24,623)	(14,995)	20,355	(39,617)	8,362
Loss per share	(0.01)	(0.01)	0.01	(0.02)	0.00
Number of shares *	2,028,855,530	2,028,855,530	2,028,855,530	2,028,855,530	2,028,855,530

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q04%		1Q04%		2Q03%
US GAAP - (im US$ thousands)

Assets
Cash & cash equivalents	96,504	12.2%	87,499	10.8%	36,703	4.6%
Accounts receivable	53,522	6.8%	49,581	6.1%	57,992	7.3%
Advances to suppliers	933	0.1%	327	0.0%	-	0.0%
Advances to employees	935	0.1%	793	0.1%	850	0.1%
Other	263	0.0%	479	0.1%	710	0.1%
Provision for doubful accounts	(13,626)	-1.7%	(13,954)	-1.7%	(16,196)	-2.0%
Net accounts receivables	42,027	5.3%	37,225	4.6%	43,356	5.5%
Income tax recoverable	6,772	0.9%	5,219	0.6%	3,609	0.5%
Prepaid expenses and other current assets	7,034	0.9%	4,256	0.5%	7,568	1.0%
Total current assets	152,337	19.3%	134,199	16.6%	91,235	11.5%

Deferred income tax	10,883	1.4%	7,391	0.9%	1,496	0.2%
Due from related companies	95	0.0%	8	0.0%	533	0.1%
Investments and advances to investees	2,125	0.3%	1,881	0.2%	2,679	0.3%
Cable network	757,400	96.0%	804,975	99.5%	817,193	103.4%
Land, buildings, improvem.fix.fit, & instal.	20,122	2.6%	21,360	2.6%	21,684	2.7%
Vehicles	2,042	0.3%	2,233	0.3%	2,864	0.4%
Data processing equip.and others	138,540	17.6%	147,376	18.2%	146,508	18.5%
Cable construction materials	37,772	4.8%	39,069	4.8%	42,999	5.4%
Accumulated depreciation	(622,915)	-79.0%	(653,369)	-80.8%	(632,412)	-80.0%
Net property and equipment	332,961	42.2%	361,644	44.7%	398,836	50.5%
Goodwill on acquisition of subsidiaries	250,610	31.8%	266,927	33.0%	269,968	34.2%
Other assets	39,635	5.0%	37,066	4.6%	25,552	3.2%
Long-term assets	636,309	80.7%	674,916	83.4%	699,065	88.5%
Total assets	788,646	100%	809,115	100%	790,300	100%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	72,847	9.2%	78,775	9.7%	82,361	10.4%
Income taxes payable	4,194	0.5%	2,670	0.3%	1,494	0.2%
Short-term debt	71,037	9.0%	74,347	9.2%	72,439	9.2%
Due to related companies	12,975	1.6%	-	0.0%	-	0.0%
Current portion of long-term debt	258,201	32.7%	275,079	34.0%	275,617	34.9%
Other payables and accruals	188,515	23.9%	172,316	21.3%	140,163	17.0%
Current Liabilities	607,769	77.1%	603,187	74.5%	572,074	71.7%
Due to related companies	1,336	0.2%	1,738	0.2%	2,258	0.3%
Deferred sign-on, hookup fee and programming benefit	26,859	3.4%	23,131	2.9%	26,343	3.3%
Taxes and payables and accruals	23,488	3.0%	25,403	3.1%	10,393	2.0%
Long-term liabilities	51,683	6.6%	50,273	6.2%	38,994	5.6%
Minority interests in subsidiaries	127	0.0%	136	0.0%	146	0.0%
Commitments and contigencies	162,435	20.6%	171,899	21.2%	132,161	16.7%
Capital stock - preffered and common shares	2,305,016	292.3%	2,305,016	284.9%	2,315,374	293.0%
Additional paid-in-capital	15,027	1.9%	15,027	1.9%	0	0.0%
Accumulated deficit	(2,131,649)	-270.3%	(2,107,028)	-260.4%	(2,038,269)	-257.9%
Cumulative translation adjustment	(221,762)	-28.1%	(229,395)	-28.4%	(230,180)	-29.1%
Shareholders' equity	(33,368)	-4%	(16,380)	-2%	46,925	5.9%
Total Liabilities and Shareholders'Equity	788,646	100%	809,115	100%	790,300	100%

Consolidated Statement of Cash Flows	2Q04	1Q04	6M04

Loss for the period	(24,623)	(14,995)	(39,617)
Non-cash items	-	-	-
Deferred sign-on and hook-up fee revenue	55	598	652
Amortization of deferred revenues	(1,324)	(1,223)	(2,546)
Equity in results of investees	(1,434)	518	(916)
Exchange losses, net	22,769	7,494	30,263
Interest on loans, net	18,291	20,656	38,948
Depreciation and amortization	16,382	15,439	31,821
Deferred income tax	(3,824)	1,347	(2,477)
Loss on sale of assets	404	(76)	328
Contingences	4,884	1,425	6,309
Cash after non-cash items	31,581	31,183	62,765

Decrease (Increase) in assets	(16,942)	(5,870)	(22,811)
Accounts receivable	(6,810)	187	(6,624)
Income tax recoverable	(3,634)	(723)	(4,357)
Prepaid expenses	(3,123)	(1,880)	(5,003)
Other assets	(3,269)	(3,559)	(6,828)
Dividends receivable	(105)	105	-
Increase (decrease) in liabilities	5,729	(1,913)	3,817
Accounts payable to suppliers and programmers	3,431	859	4,290
Income taxes payable	1,766	(228)	1,539
Sales taxes	(1,255)	(1,527)	(2,782)
Payroll and related charges	964	(1,129)	(165)
Other payables and accruals	7,593	3,034	10,628
Contingences	(6,771)	(2,922)	(9,693)

Net cash provided by operating activities	20,368	23,400	43,771

Cash flow from investing activities	(6,492)	(4,495)	(10,988)
Acquisition from investments and advances to related companies	158	(75)	83
Acquistion of property and equipment	(7,600)	(7,177)	(14,777)
Proceeds from the sale of equipment	950	2,757	3,706

Net cash after investing activities	13,876	18,906	32,782

Effect of exchange rate changes on cash	(4,871)	(219)	(5,089)

Change in cash and cash equivalentes	9,005	18,687	27,693

Cash and cash equivalents, beginning of the period	87,498	68,810	68,811
Cash and cash equivalents, end of the period	96,504	87,499	96,504

Segmented Financial Information

US $ thousand	Pay-TV						Broadband						Corporate Networks						Total

	2Q04	1Q04	2Q03	1Q03	6M04	6M03	2Q04	1Q04	2Q03	1Q03	6M04	6M03	2Q04	1Q04	2Q03	1Q03	6M04	6M03	2Q04	1Q04	2Q03	1Q03	6M04	6M03

Gross Revenues	128,085	129,889	115,628	94,309	257,974	209,937	7,763	6,375	4,164	3,298	14,138	7,462	4,776	4,525	4,422	3,557	9,301	7,979	140,624	140,789	124,213	101,165	281,413	225,376
subscriptions	117,078	121,133	106,900	87,585	238,211	194,485	7,438	6,318	3,853	3,083	13,757	6,936	-	-	-	-	-	-	124,517	127,451	110,752	90,668	251,968	201,420
hookup fee	2,283	1,867	2,357	1,640	4,150	3,997	23	0	130	121	23	251	-	-	-	-	-	-	2,305	1,868	2,487	1,761	4,173	4,248
others	8,724	6,889	6,371	5,084	15,613	11,456	302	56	181	94	358	275	4,776	4,525	4,422	3,557	9,301	7,979	13,801	11,470	10,973	8,736	25,272	19,709
Services and other taxes	(22,102)	(23,609)	(22,479)	(17,709)	(45,711)	(40,188)	(2,161)	(1,820)	(1,075)	(516)	(3,981)	(1,591)	(506)	(421)	(513)	(351)	(927)	(864)	(24,770)	(25,850)	(24,068)	(18,576)	(50,620)	(42,644)
Net Revenue	105,982	106,280	93,148	76,600	212,262	169,749	5,602	4,555	3,088	2,782	10,157	5,871	4,270	4,104	3,908	3,206	8,374	7,115	115,855	114,940	100,145	82,589	230,793	182,734
Direct Operating	(56,983)	(55,140)	(51,874)	(43,763)	(112,123)	(95,637)	(1,069)	(1,265)	(1,019)	(1,073)	(2,334)	(2,092)	(2,614)	(2,622)	(2,673)	(2,261)	(5,237)	(4,934)	(60,666)	(59,028)	(55,566)	(47,097)	(119,694)	(102,663)
Selling	(4,198)	(3,768)	(2,793)	(1,290)	(7,966)	(4,083)	(1,385)	(783)	(189)	(129)	(2,168)	(319)	(330)	(390)	(184)	(177)	(720)	(361)	(5,913)	(4,941)	(3,167)	(1,596)	(10,854)	(4,763)
General and Administrative	(16,875)	(15,916)	(15,445)	(11,606)	(32,791)	(27,051)	(86)	(408)	(147)	(82)	(494)	(229)	(512)	(491)	(340)	(407)	(1,003)	(748)	(17,473)	(16,816)	(15,933)	(12,095)	(34,288)	(28,027)
Bad Debt	(1,939)	(2,224)	(932)	(2,293)	(4,162)	(3,225)	(9)	(21)	(283)	(117)	(30)	(400)	74	(155)	(23)	(0)	(81)	(24)	(1,873)	(2,400)	(1,238)	(2,410)	(4,273)	(3,648)
EBITDA	25,989	29,232	22,105	17,648	55,221	39,753	3,053	2,078	1,450	1,382	5,130	2,831	888	445	687	361	1,333	1,048	29,932	31,756	24,241	19,391	61,684	43,632

% of Net Revenues

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-53.8%	-51.9%	-55.7%	-57.1%	-52.8%	-56.3%	-19.1%	-27.8%	-33.0%	-38.6%	-23.0%	-35.6%	-61.2%	-63.9%	-68.4%	-70.5%	-62.5%	-69.4%	-52.4%	-51.4%	-55.5%	-57.0%	-51.9%	-56.2%
Selling	-4.0%	-3.5%	-3.0%	-1.7%	-3.8%	-2.4%	-24.7%	-17.2%	-6.1%	-4.6%	-21.3%	-5.4%	-7.7%	-9.5%	-4.7%	-5.5%	-8.6%	-5.1%	-5.1%	-4.3%	-3.2%	-1.9%	-4.7%	-2.6%
General and Administrative	-15.9%	-15.0%	-16.6%	-15.2%	-15.4%	-15.9%	-1.5%	-9.0%	-4.8%	-2.9%	-4.9%	-3.9%	-12.0%	-12.0%	-8.7%	-12.7%	-12.0%	-10.5%	-15.1%	-14.6%	-15.9%	-14.6%	-14.9%	-15.3%
Bad Debt	-1.8%	-2.1%	-1.0%	-3.0%	-2.0%	-1.9%	-0.2%	-0.5%	-9.2%	-4.2%	-0.3%	-6.8%	1.7%	-3.8%	-0.6%	0.0%	-1.0%	-0.3%	-1.6%	-2.1%	-1.2%	-2.9%	-1.9%	-.2.0%
EBITDA Margin	24.5%	27.5%	23.7%	23.0%	26.0%	23.4%	54.5%	45.6%	46.9%	49.7%	50.5%	48.2%	20.8%	10.8%	17.6%	11.3%	15.9%	14.7%	25.8%	27.6%	24.2%	23.5%	26.7%	23.9%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 04, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.